United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES

EXCHANGE ACT OF 1934

For the year ended December 31, 2019

Commission file number 1-12984

EAGLE MATERIALS INC. RETIREMENT PLAN

(Full title of the plan)

EAGLE MATERIALS INC.

5960 Berkshire Lane, Suite 900
Dallas, Texas 75225

(Name of issuer and address of principal executive office)

EAGLE MATERIALS INC. RETIREMENT PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

AT DECEMBER 31, 2019 AND 2018,

AND FOR THE YEAR ENDED DECEMBER 31, 2018

      PAGE NO.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
AUDITED FINANCIAL STATMENTS
Statement of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4

SUPPLEMENTAL SCHEDULE
Schedule H: Line 4i – Schedule of Assets (Held at Year End)	12
Index to Exhibit	13
Signatures	14
EXHIBIT
23 Consent of Independent Registered Public Accounting Firm	Exhibit 23

Report of Independent Registered Public Accounting Firm

To the Administrative Committee

Eagle Materials Inc. Retirement Plan

Dallas, Texas

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Eagle Materials Inc. Retirement Plan (Plan) as of December 31, 2019 and 2018, and the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2019 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ SUTTON FROST CARY LLP

We have served as the Plan’s auditor since 2008

Arlington, Texas

June 25, 2020

Eagle Materials Inc. Retirement Plan

Statements of Net Assets Available for Benefits

At December 31, 2019 and 2018

	December 31,
	2019	2018
Assets:
Investments at fair value	$163,885,397	$136,524,418
Fully benefit-responsive investment contract at contract value	6,538,348	—
Total Investments	170,423,745	136,524,418
Notes receivable from participants	4,652,205	3,909,077
Employer's contribution receivable	8,226,369	8,017,298
Total Assets	183,302,319	148,450,793
Liabilities:
Excess contributions payable	(79,008)	—
Net Assets Available for Benefits	$183,223,311	$148,450,793

See accompanying notes to financial statements.

Eagle Materials Inc. Retirement Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2019

Additions:
Participating Employers’ contributions	$9,036,039
Participant contributions	9,028,855
Participant rollovers	724,043
Interest and Dividends from investments	4,309,444
Net gains from investments	27,409,860
Interest income on notes receivable from participants	268,126
Total additions	50,776,367
Deductions:
Benefits paid to participants	(15,970,844)
Administrative expenses	(33,005)
Total deductions	(16,003,849)
Net increase	34,772,518
Net assets available for benefits at Beginning of Year	148,450,793
Net assets available for benefits at End of Year	$183,223,311

See accompanying notes to financial statements.

EAGLE MATERIALS INC. RETIREMENT PLAN

Notes to Financial Statements

December 31, 2019

NOTE 1. DESCRIPTION OF THE PLAN

The following description of the Eagle Materials Inc. Retirement Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan, established April 1, 1994 and amended and restated January 1, 2014, is a defined contribution retirement plan covering eligible employees of Eagle Materials Inc. (the Company or Employer) and eligible employees of other related corporations which adopt the Plan with the Company’s consent. The Company and certain subsidiaries collectively comprise the “Participating Employers.” The Plan is administered by the Administrative Committee (the Committee) appointed by the Board of Directors of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Plan Merger and Amendments

On August 1, 2018, the Plan administrator approved a resolution to merge the Profit Sharing and Retirement Plan of Eagle Materials Inc. (the Eagle Salaried Plan) into the Plan effective December 31, 2018.  Assets totaling $98,222,927 are reflected as transfers to the Plan in the statement of changes in net assets available for benefits and represents participant balances transferred to this Plan.

Eligibility

The Plan has three distinct types of eligible employees: (1) employees eligible to participate in the employer profit sharing contributions, (2) employees eligible to participate in employer matching contributions or (3) employees not eligible to participate in any employer contribution. Eligible employees may not participate in both employer profit sharing and matching contributions, except as provided by Plan exception. Eligible employees of the Participating Employers participate in profit sharing contributions on the earlier of January 1 or July 1 after completing one year of service, as defined. One year of service, for purposes of eligibility, is defined as a consecutive twelve month period during which the employee worked 1,000 hours, ending on the first anniversary of the employee’s date of hire. Hourly employees of Republic Paperboard Company, LLC, a subsidiary of the Company, may participate in matching contributions on the date the employee first performs an hour of service for the Employer, as defined.  Hourly employees of Mathews Ready Mix LLC, Audubon Materials, Tulsa Cement Company, Illinois Cement Company, Fairborn Cement Company and Western Aggregates LLC, subsidiaries of the Company, may also participate in matching contributions during the calendar year.

A member of a group or class of employees covered by a collective bargaining agreement is not eligible to participate in the Plan unless such agreement extends the Plan to such group or class of employees.

EAGLE MATERIALS INC. RETIREMENT PLAN

Notes to Financial Statements

December 31, 2019

NOTE 1. DESCRIPTION OF THE PLAN (continued)

Contributions

The Plan permits participants to contribute pre-tax up to 70% of their compensation, up to a statutory limit, as defined, to a 401(k) account upon the date of hire. Participants may contribute a portion of their compensation, as defined by the Plan, limited to the maximum amount permitted under the applicable Internal Revenue Code (the Code) regulations and the Plan document.  Participants may also contribute amounts representing distributions from other qualified defined benefit and defined contribution plans.

Profit sharing contributions are made by the Participating Employers as determined by the Company’s Board of Directors. Profit sharing contributions are made to all participants employed on December 31 of each year, and are allocated to participant accounts on a pro rata basis determined by each participant’s number of hours worked. Eligible employees of certain subsidiaries receive Employer nondiscretionary matching contributions. These matching contributions are generally allocated to each employee’s participant account based on a certain percentage of each employee’s eligible contribution, up to a certain percentage or dollar amount annually, as defined by the Plan.  Participating Employers, at their sole discretion, may make qualified non-elective contributions to the Plan.  No such contributions were made for the 2019 Plan year. Forfeitures may be used to reduce employer profit sharing contributions or administrative expenses of the Plan. Accrued discretionary employer profit sharing contributions to the Plan were reduced by assumed forfeitures of $160,000 at December 31, 2019.

Participants direct the investment of their accounts into various registered investment company funds, a collective trust fund or the Eagle Materials Common Stock Fund (EXPSF). The EXPSF is a unitized stock fund.

Participants may allocate up to 15% of employer and participant contributions to the EXPSF, whereas up to 100% may be allocated to any other investment option offered by the Plan.

Administrative Expenses

Certain administrative expenses of the Plan are paid by the Company. The Plan is not required to reimburse the Company for any administrative expenses paid by the Company. Expenses not paid by the Company are paid by the Plan.

Excess Contributions Payable

During the year ended December 31, 2019, the Plan failed the non-discrimination testing.  Excess contributions totaling $79,008 are recorded as a liability in the accompanying statements of net assets available for benefits and as a reduction of participant-directed contributions for the year ended December 31, 2019. The Plan reimbursed these excess contributions to its participants during the following year.

EAGLE MATERIALS INC. RETIREMENT PLAN

Notes to Financial Statements

December 31, 2019

NOTE 1. DESCRIPTION OF THE PLAN (continued)

Vesting

Matching Contributions – Participants’ Employer nondiscretionary matching contributions do not vest until the completion of three years of vesting service, as defined.

Profit Sharing Contributions – Participants’ Employer profit sharing contributions do not vest until the completion of four years of vesting service, as defined.

Participants are fully vested in all contributions upon retirement, full and permanent disability, or death.

The Plan provides for distributions when a participant terminates employment and the fair value of the participant’s vested accrued benefit is equal to or less than $5,000.  A summary of such provisions follows:

•

Upon termination of service, if the fair value of a participant’s vested accrued benefit is $5,000 or less, the Committee shall direct Fidelity Management Trust Company (Trustee) to distribute the fair value of the participant’s vested balance in a single sum.  In the event of a mandatory distribution greater than $1,000 (but less than $5,000), if the participant does not elect to have such distribution paid directly to an eligible retirement plan or to receive the distribution, then the Committee will pay the distribution in a direct rollover to an individual retirement plan designated by the Committee.

•

If a participant terminates service when the participant’s vested accrued benefit is zero, the participant is deemed to receive a distribution of his entire vested accrued benefit as of the day of termination.

Participants are always fully vested in their participant contributions, related earnings and participant rollovers.

Notes Receivable from Participants

Notes receivable from participants represent loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest.  Plan participants may borrow from their accounts an amount generally not to exceed the lesser of $50,000 or 50% of their vested account balance. The repayment terms of loans may not exceed five years except for loans used to acquire a principal residence. Each loan bears interest at the Wall Street Journal prime rate plus one percent. Principal and interest are paid ratably through automatic payroll deductions. No allowance for credit losses has been recorded as of December 31, 2019 or 2018. If a participant ceases to make loan repayments and the Plan administrator deems the loan to be a distribution, notes receivable from participants is reduced and a benefit payment is recorded.

Distributions

In accordance with the Plan document, distribution of a participant’s vested account is available upon the participant’s retirement, death, disability, termination of employment, or attainment of age 59½; or distribution is available to satisfy a financial hardship meeting the requirements of the Internal Revenue Service (IRS) regulations. Distributions are made in a lump-sum payment, a direct rollover distribution, or a combination thereof.

EAGLE MATERIALS INC. RETIREMENT PLAN

Notes to Financial Statements

December 31, 2019

NOTE 1. DESCRIPTION OF THE PLAN (continued)

Termination of the Plan

Although the Employer has not expressed intent to terminate the Plan, it may do so at any time subject to the requirements of ERISA. If the Plan is terminated, participants will become fully vested in their Participating Employers’ contributions, and the method of distribution of assets will be in accordance with the provisions of ERISA.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting.  Distributions to participants are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

All of the Plan’s investments are included in a trust, and are governed by a trust agreement with the Trustee which is held accountable by and reports to the Committee.

Investments included in the trust are included in common and collective trusts, pooled separate accounts and interests in registered investment companies, and are valued at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The Plan presents the net change in fair value of common stock, mutual funds and collective trust, which consists of realized gains or losses, unrealized appreciation (depreciation), and any income or capital gain distributions from such investments, in the accompanying statement of changes in net assets available for benefits.

Under the Fair Value Measurements and Disclosures topic of the Codification, ASC 820, disclosures are required about how fair value is determined for assets and liabilities and a hierarchy for which these assets and liabilities must be grouped is established, based on significant levels of inputs as follows:

Level 1 -	Quoted prices in active markets for identical assets or liabilities.
Level 2 -

Inputs other than quoted prices included in level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 -

Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.  This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

EAGLE MATERIALS INC. RETIREMENT PLAN

Notes to Financial Statements

December 31, 2019

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (continued)

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  The following is a description of the valuation methodologies used for instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

Common Stock

Common stock is valued at the closing price reported on the New York Stock Exchange Composite Listing and is classified within level 1 of the valuation hierarchy.

Mutual Funds

These investments are public investment vehicles valued using the Net Asset Value (“NAV”) provided by the administrator of the fund.  The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding.  The NAV is a quoted price in an active market and classified within level 1 of the valuation hierarchy.

Guaranteed Investment Contract

At December 31, 2019, the Plan holds an investment in the New York Life Anchor Account, which is a Guaranteed Insurance Contract (GIC). New York Life maintains the contributions in a general account. The account is credit with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at contract value as reported by New York Life. The issuer of the GIC is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

The GIC is fully benefit-responsive and contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the GIC. Contract value, as reported to the Plan by New York Life, represents contributions made under the contract, plus earnings, less participant withdrawals, and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are generally no events that limit the availability of the Plan to transact at the contract value paid within 90 days or in rare circumstances, contract value paid over time. There are no events that allow the issuer to terminate the contract and which require the Plan administrator to settle at an amount different than contract value paid either within 90 days or over time.

Collective Trust

At December 31, 2018 the Plan held an investment in the Fidelity Managed Income Portfolio (Fund), which is managed by Fidelity Management Trust Company and invests in assets (typically fixed-income securities or bond funds and may include derivative instruments such as futures contracts and swap agreements), enters into wrap contracts (Wrap) issued by third parties and invests in cash equivalents represented by shares in money market funds. A Wrap is a contract with an insurance company or bank, which absorbs any gains or losses caused by market fluctuations.  The Wrap allows investors to hold their investments at the original par or book value plus accrued interest, resulting in stable rates of return. The fair value of the units of this investment is based on the fair value of the underlying investments, and a NAV can be calculated for this Fund.  Audited financial statements are available for this investment.  The Fund intends to hold only assets whose fair market value is the contract value of the investment.  Income is calculated daily and the amount of income is dependent on contract interest rates, contract maturities, and new investments in the Fund.  This investment is a fully

EAGLE MATERIALS INC. RETIREMENT PLAN

Notes to Financial Statements

December 31, 2019

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (continued)

benefit-responsive fund; however, it does contain several redemption restrictions: redemptions by Plan participants to reinvest in options that compete with the Fund may be delayed for up to 90 days, and full or partial Plan sponsor directed redemptions or terminations may be delayed for up to 365 days.

Below is the Plan’s investments at fair value on a recurring basis by the fair value hierarchy levels described above:

	Assets at Fair Value at December 31, 2019
	Level 1	Level 2	Total
Mutual funds	$156,690,357	$183,033	$156,873,390
Common stock	7,012,007	—	7,012,007
Total Investments at fair value	163,702,364	183,033	163,885,397
Guaranteed Investment Contract at contract value	—	—	6,538,348
Total Investments	$163,702,364	$183,033	$170,423,745

	Assets at Fair Value at December 31, 2018
	Level 1	Level 2	Total
Mutual funds	$126,888,912	$12,245	$126,901,157
Common stock	4,947,512	—	4,947,512
Total Investments at fair value	131,836,424	12,245	131,848,669
Collective trust measured at NAV*	—	—	4,675,749
Total Investments	$131,836,424	$12,245	$136,524,418

* Certain investments that are measured at fair value using the NAV per share (or its equivalent) practical expedient have not been categorized in the fair value hierarchy.  The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statements of net assets available for benefits.

All security transactions are recorded on the trade date. Gains and losses on the disposals of investments are determined based on the average cost of all securities. Dividend income is recorded on the effective date of a declared dividend. Income from other investments is recorded as earned on an accrual basis.

Net investment income is then allocated to participants on a pro rata basis. Administrative expenses for the year ended December 31, 2019 include Trustee and record keeper fees. Fund management fees and administrative fees are charged directly to the Plan.

Recent Accounting Pronouncements

In June 2016, the Financial Accounting Standards Board (FASB) issued ASU 2016-13, “Measurement of Credit Losses on Financial Instruments,” which amends guidance on the impairment of financial instruments. The new guidance estimates credit losses based on expected losses, modifies the impairment model for available-for-sale debt securities and provides a simplified accounting model for purchased financial assets with credit deterioration. ASU 2016-13 is effective for annual reporting periods beginning after December 15, 2020. Early adoption is permitted for annual reporting periods beginning after December 15, 2018. The Plan is currently evaluating the impact that the adoption of this standard will have on its financial statements and related disclosures.

EAGLE MATERIALS INC. RETIREMENT PLAN

Notes to Financial Statements

December 31, 2019

NOTE 3. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated July 21, 2010, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended.  On April 28, 2015, the Plan received an updated determination letter from the IRS stating that the Plan is qualified under Section 401(a) of the Code reaffirming that the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification.

The Plan had no significant uncertain tax positions for the year ended December 31, 2019.  The Plan’s Annual Return/Report of Employee Benefit Plan is subject to examination by the IRS for three years from the date of filing.

NOTE 4. RELATED PARTY TRANSACTIONS AND PARTY-IN-INTERST TRANSACTIONS

Certain Plan investments are shares of mutual funds and a collective trust managed by the Trustee and, therefore, these transactions qualify as party-in-interest transactions. Fees incurred by the Plan for the investment management services are included as a reduction of the return earned on each fund.

The Trustee provides certain administrative services to the Plan pursuant to an agreement between the Company and the Trustee. The Trustee receives revenue from mutual fund and collective trust service providers for services the Trustee provides to the funds. This revenue is used to offset certain amounts owed to the Trustee for its administrative services to the Plan.

If the revenue received by the Trustee from such mutual fund or collective trust fund service providers exceeds the amount owed under the agreement between the Trustee and the Company, the Trustee remits the excess to the Plan’s trust. Such amounts may be applied to pay Plan administrative expenses.

The Plan invests in common stock of Eagle Materials Inc. (Eagle Common Stock). During the year ended December 31, 2019, the Plan purchased and sold shares of Eagle Common Stock for approximately $478,000 and $375,000, respectively, and experienced net appreciation of approximately $2,465,000.

NOTE 5. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 2019 and 2018:

	December 31,
	2019	2018
Net assets available for benefits per the financial statements	$183,223,311	$148,450,793
Employer's contribution receivable	(8,226,369)	(8,017,298)
Excess contributions payable	79,008	—
Net assets available for benefits per the Form 5500	$175,075,950	$140,433,495

Additionally, the Form 5500 has certain other income and expense items that differ from amounts shown on the accompanying financial statements. These differences relate to classification only and have no effect upon the net assets available for benefits as of December 31, 2019 or 2018.

EAGLE MATERIALS INC. RETIREMENT PLAN

Notes to Financial Statements

December 31, 2019

NOTE 6. SUBSEQUENT EVENTS

Subsequent events have been evaluated through the date the financial statements were issued and all necessary disclosures, including those below, have been included.

Sale of Entities

During March 2020, the Company purchased Kosmos Cement Company (Kosmos). Employees of Kosmos are eligible to participate in the Plan beginning with the date of acquisition.

During March 2020 the Company sold its Wildcat Minerals subsidiary, and during April 2020, the Company sold its Mathews Readymix and Western Aggregates subsidiaries.

COVID-19 and the CARES Act

In March 2020, the World Health Organization characterized the COVID-19 outbreak as a pandemic, and the President of the United States declared the COVID-19 outbreak a national emergency. In response to the COVID19 pandemic, Congress passed the CARES Act (the Act) to provide financial aid for individuals and companies impacted by the coronavirus. In addition, the Act includes special provisions allowing access to retirement savings and suspension of required minimum distributions (RMDs) to aid participants impacted by the pandemic. The Act requires plans be formally amended for the above provisions by December 31, 2022. Certain coronavirus-related relief provisions available to Plan participants are summarized below:

Withdrawals — the Plan offers coronavirus-related distributions in 2020 to participants who meet certain coronavirus eligibility requirements. These distributions include a waiver of the 10% early distribution penalty tax (for distributions before age 59-1/2), as well as provisions for a 3-year repayment of the distribution. Participants can elect to have the regular income taxes on the distribution spread over three years and the standard 20% withholding tax is not required.

Loans —The Plan provided for delayed repayment options for new coronavirus-related loans taken during a thirty-day window during May 2020. This window is currently closed.

RMDs — a temporary one-year suspension of RMDs due in 2020.

SUPPLEMENTAL SCHEDULE

EAGLE MATERIALS INC. RETIREMENT PLAN

schedule h; line 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

EIN#: 75-2520779

PLAN #: 001

DECEMBER 31, 2019

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(C) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
	American Funds	Euro-Pacific Growth Fund Class R-6	**	$2,990,330
	Brokerage Link	Participant Directed Investments	**	1,495,615
	Carillon Mutual Funds	Small Cap Growth Fund Class R6	**	2,359,382
*	Eagle Materials Inc.	Common Stock	**	7,189,987
*	Fidelity	Government MMKT	**	5,053
	Harbor Capital	Appreciation Fund Retirement Class	**	7,012,693
	John Hancock Funds	Disciplined Value Fund Class R6	**	4,489,034
	MassMutual	Select Mid Cap Growth Fund Class I	**	7,139,284
	Metropolitan West	Total Return Bond Fund Class	**	2,521,207
	MFS	Mid Cap Value Fund Class R6	**	5,627,570
	Northern Trust	ACWI Ex-US Investable Market Index	**	1,518,089
	Northern Trust	Aggregate Bond Index Fund Non-Lending Tier Three	**	3,975,182
	Northern Trust	Extended Equity Market Index Fund-DC Non-Lending Tier Three	**	3,514,945
	Northern Trust	S&P 500 Index Fund-DC Non-Lending Tier Three	**	16,343,196
	NY Life	Guaranteed Investment Contract	**	6,538,348
	Vanguard	Vanguard Target Ret 2020	**	24,781,846
	Vanguard	Vanguard Target Ret 2030	**	26,998,215
	Vanguard	Vanguard Target Ret 2040	**	22,510,051
	Vanguard	Vanguard Target Ret 2050	**	6,195,312
	Vanguard	Vanguard Target Ret 2015	**	2,118,958
	Vanguard	Vanguard Target Ret 2025	**	2,309,001
	Vanguard	Vanguard Target Ret 2035	**	1,050,489
	Vanguard	Vanguard Target Ret 2045	**	947,333
	Vanguard	Vanguard Target Ret 2055	**	507,214
	Vanguard	Vanguard Target Ret 2060	**	1,420,085
	Vanguard	Vanguard Target Ret 2065	**	46,073
	Vanguard	Target Retirement Income	**	6,323,505
	Victory Integrity	Small Cap Value Fund Class R6	**	2,495,748
*	Participants	Notes receivable with interest rates from 4.25% to 7.25% and maturities ranging from six months to five years.	$—	4,652,205
				$175,075,950

*Party-in-interest.

**Cost omitted for participant directed investments

INDEX TO EXHIBIT

Eagle Materials Inc. Retirement Plan

Exhibit Number	Exhibit	Filed Herewith or Incorporated by Reference
23	Consent of Sutton Frost Cary LLP	Filed Herewith

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee which administers the Eagle Materials Inc. Retirement Plan has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

EAGLE MATERIALS INC. RETIREMENT PLAN

Date:	June 25, 2020	By:	/s/ D. Craig Kesler
D. Craig Kesler, Chairman, Administrative Committee